April 21, 2023

Via EDGAR

Jan Woo and Aliya Ishmukhamedova

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Vocodia Holdings Corp
Registration Statement on Form S-1 Filed January 31, 2023
File No. 333-269489

Ladies and Gentlemen:

On behalf of Vocodia Holdings Corp (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter dated February 14, 2023, with respect to the Company’s above-referenced Registration Statement on Form S-1 (the “Form S-1”).

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Company’s Amendment No. 1 to Registration Statement on Form S-1 (the “Form S-1/A-1”), filed concurrently with the submission of this letter in response to the Staff’s comments. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in Form S-1/A1.

Form S-1 filed January 31, 2023

Capitalization, page 44

1. Your disclosure on page F-14 states that your Notes include a conversion feature, whereupon a Liquidity Event (as defined in the Agreements), the Notes may be payable to the holders by the Company delivering to the holders shares of common stock. Clarify if your initial public offering is considered a Liquidity Event and if these notes will automatically convert to shares of common stock upon effectiveness of your offering. If so, tell us how you considered reflecting this in your Capitalization and Dilution disclosures.

Response: In response to this comment, the Company respectfully advises the Staff that the Company considers the initial public offering to be a Liquidity Event, as defined in Section 1 of the Q4 2022 Emmis 15% Original Issue Discount Senior Secured Convertible Note, included as Exhibit 4.6. Liquidity Event as defined in the Q4 2022 Emmis 15% Original Issue Discount Senior Secured Convertible Note occurs when the Company’s common stock is being listed for trading on the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange, which will occur upon completion of the Company’s initial public offering. This definition is applicable for each of the Company’s 2022 issuances of convertible notes, outlined in ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES on p. II-2 of the Form S-1/A-1. After a Liquidity Event, the holders of the convertible notes may elect to exercise their conversion right, in whole or in part, and receive payment of principal and interest under the note in shares of the Company. Accordingly, the Company has included disclosures on pp. 44 and 45 of the Form S-1/A-1 concerning the Liquidity Event’s impact on the Company’s post-offering capitalization and dilution resulting from the conversion of its convertible notes into to common shares at a conversion price of consisting on the price per share in the Company’s initial public offering multiplied by a discount of 0.65, which is the conversion price set forth in the notes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

2. Please refer to prior comment 2 and disclose the total number of paying customers and the number of DISAs sold for all periods presented.

Response: In response to this comment, the Company advises the Staff that the Company has added the requested disclosure regarding the total number of paying customers and the total number of DISAs sold for all periods presented to p. 47 of the Form S-1/A-1, per the Staff’s request.

Security Ownership of Certain Beneficial Owners and Management, page 85

3. Please disclose separately the beneficial ownership of the common stock and the preferred stock and the total voting power of the holders. See Item 403 of Regulation S-K.

Response: In response to this comment, the Company advises the Staff that the Company has included the requested disclosures for the separate, beneficial ownership of the common stock and the preferred stock and the total voting power of the holders for the applicable periods, in two separate columns on p. 81 of the Form S-1/A-1, per the Staff’s request.

Financial Statements, page F-1

4. Your disclosure on page 13 states that a 1-for-20 reverse stock split was effected on January 27, 2023. Please revise your financial statements for the years ended December 31, 2021 and 2020 and for the nine months ended September 30, 2022 and 2021 to give retroactive effect to the stock split. Refer to SEC Staff Accounting Bulletin Topic 4.C  .

Response: In response to this comment, the Company advises the Staff that the Company has revised its financial statements for the years ended December 31, 2022 and 2021 to give retroactive effect to the 1-for-20 reverse stock split that was effected on January 27, 2023, per the Staff’s request.

Financial Statements for the Nine Months Ended September 30, 2022 and 2021

Combined Statement of Cash Flows, page F-5

5. Revise to include statements of cash flows for the interim period from the latest fiscal year end to the latest interim balance sheet date, and for the corresponding period in the prior fiscal year. That is, provide a statement of cash flows for the nine months ended September 30, 2022 and for the nine months ended September 30, 2021. Further, ensure the headings included in your statement of cash flows and statement of operations are consistent and clearly describe the periods included. That is, “For the Nine Months Ended September 30, 2022” and “For the Nine months Ended September 30, 2021.” Refer to Article 8-03 of Regulation S-X.

Response: In response to this comment, the Company advises the Staff that the Company has included the statements of cash flows with the appropriate headings for the years ended December 31, 2022 and December 31, 2021 beginning on p. F-5 of the Form S-1/A-1, per the Staff’s request.

6. Revise your disclosures to describe your stock based compensation arrangements resulting in the $1,826,500 non-employee stock based compensation recognized for the nine months ended September 30, 2022. Include all the disclosures required by ASC 718.

Response: In response to this comment, the Company advises the Staff that the Company has included disclosures that describes the stock based compensation arrangements resulting in the $1,826,500 non-employee stock based compensation on p. 51 and p. F-3 of the Form S-1/A-1, per the Staff’s request.

Note 8 - Issuance of Convertible Notes Payable, page F-14

7. Clarify your disclosure to describe your accounting for the value of the warrant allocated to Additional Paid in Capital. That is, clarify if this discount is amortized as interest expense over the term of the note. Otherwise, please clarify your accounting for this discount and the authoritative accounting literature upon which you are relying.

Response: In response to this comment, the Company advises the Staff that the Company has included the requested disclosures for the statements of cash flows for the applicable periods, located on p. F-14, per the Staff’s request.

Financial Statements for the Years Ended December 31, 2021 and 2020

Notes to Financial Statements

Note 2-Summary of Significant Accounting Policies

Principles of Combination, page F-23

8. In your response to prior comment 5 you state that together Messrs. Sposato and Podolak both own the same number of shares of the Company’s stock and the same percentage of total voting interests at the effective date of the Contribution Agreement. As such, clarify how Mr. Sposato has a controlling financial interest in Vocodia Holdings Corp. at the effective date of the Contribution Agreement and why it is appropriate to account for this transaction as a transaction between entities under common control. That is, clarify how Mr. Sposato owned, directly or indirectly, more than 50% of the outstanding voting shares of the company at the effective date of the Contribution Agreement. Refer to ASC 805- 50-20 and ASC 810- 10-15-8. In your response, include the specific number of voting shares held by Mr. Sposato and the specific number of voting shares held by each of the other shareholders of the Company at the effective date of the Contribution Agreement (August 1, 2022). If you include the 2 million preferred shares held by Mr. Sposato as voting shares, please clarify how the preferred shares had voting rights at the effective date of the Contribution Agreement. In this regard, we note your disclosure on page 88 that the Articles of Amendment providing that each share of preferred stock is entitled to 1,000 votes per share was dated October 21, 2022. That is, it appears that these voting rights were provided subsequent to the date of the Contribution Agreement.

Response : In response to this comment, the Company advises the Staff that while Mr. Sposato owned 100% of CFM, Vocodia’s founder and Chief Executive Officer has been a co-manager of Click Fish Media, Inc. (“CFM”), the Company’s founder and Chief Executive Officer from 2019 to 2022, where he was responsible for sales, marketing and strategy. The transaction between CFM and Vocodia was accounted for according to ASC 810-10-20, which allows financial statements of a combined group to be presented as those of a single entity if they are commonly controlled or commonly managed. As such, the financial statements are presented as combined because both entities were commonly managed.

9. We note your response to prior comment 7 and your revised disclosures in the registration statement. Please also revise the disclosures in your financial statements to describe the date and the terms of the Contribution Agreement pursuant to which Click Fish Media, Inc. became a wholly owned subsidiary of Vocodia Holdings Corp. Also disclose how you are accounting for this transaction and the basis for this determination taking into consideration the factors noted in the comment above.

Response: In response to this comment, the Company advises the Staff that the Company has revised the disclosures in our financial statements to describe the date and the terms of the Contribution Agreement pursuant to which CFM became a wholly owned subsidiary of Vocodia Holdings Corp on page p. 1 of the Form S-1/A-1. The Company has also disclosed how it accounts for this transaction and the basis for this determination taking into consideration the factors noted in the Staff’s comment above, on p. F-8 of the Form S-1/A-1, per the Staff’s request.

Signatures, page II-6

10. Please revise the signature page to identify who is signing as the controller or the principal accounting officer of the company.

Response: In response to this comment, the Company advises the Staff that the Company has modified p. II-6 of the Form S-1/A-1, per the Staff’s request.

We trust that the above is responsive to your comments. Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 646-838-1310.

Sincerely,

/s/Ross Carmel
Ross Carmel, Esq.
Carmel, Milazzo & Feil LLP